Prudential Investment Portfolios 2
655 Broad Street
Newark, New Jersey 07102

January 25, 2017

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement Filed on Form N-1A under the Securities Act of 1933 with respect to certain series of Prudential Investment Portfolios 2 (the “Trust”)

Dear Sir or Madam:

Transmitted herewith for filing is the Registration Statement under the Securities Act of 1933 (the “1933 Act”) on Form N-1A (the “Registration Statement”) with respect to eight series of the Trust: Prudential QMA US Broad Market Index Fund, Prudential QMA Mid-Cap Core Equity Fund, Prudential QMA International Developed Markets Index Fund, Prudential QMA Emerging Markets Equity Fund, Prudential Jennison Small-Cap Core Equity Fund, Prudential Core Conservative Bond Fund, Prudential TIPS Fund and Prudential Commodity Strategies Fund (the “Funds”). The Funds have previously filed a registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”). The filing is being made in order to register the Funds’ shares under the 1933 Act.

To assist you with the review of this filing, we note that the staff of the Securities and Exchange Commission (the “Staff”) recently reviewed Amendment no. 22 to the Fund’s Registration Statement under the 1940 Act filed on September 26, 2016 (the “Prior Amendment”) and the Registration Statement includes the Staff’s comments to the Prior Amendment as outlined in the SEC Correspondence dated December 8, 2016 with respect to the Funds. The Registration Statement includes substantially similar disclosure to the Prior Amendment except for the addition of disclosure in response to Items 1, 2, 3, 4 and 13 of Form N-1A.

Since the Registration Statement is substantially similar to the Prior Amendment and includes the Staff’s comments on the Prior Amendment, we request that the Registration Statement receive “no review” or limited review if deemed necessary by the Staff, except with respect to the sections that the Trust has noted as being substantially different.

If you have any questions, please contact me at (973) 367-8982.

Sincerely yours,

/s/ Diana Huffman

Diana Huffman

Vice President and Corporate Counsel